October 24, 2012

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Re:	Tech Data Corporation

Commission File No. 0-14625

Dear Ms. Collins:

We are in receipt of the Securities and Exchange Commission (“SEC”) Staff’s (the “Staff”) letter of comment, dated October 12, 2012, (“Comment Letter”) regarding our September 24, 2012 response to the SEC Staff’s letter of comment dated September 11, 2012 regarding Tech Data Corporation’s (“Tech Data” or the “Company”) Form 10-K for the fiscal year ended January 31, 2012 (“Form 10-K”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us”, and “our” refer to the Company.

The Company’s responses are as follows:

Form 10-K for the Fiscal Year Ended January 31, 2012

Notes to Consolidated Financial Statements

Note 13. Commitments and Contingencies

Contingencies, page 57

1.	You redacted your entire response to prior comment 8 pursuant to a request for confidential treatment under Rule 83. Confidential treatment does not appear necessary for the entire response. Please resubmit your paper response and limit your Rule 83 request to only those portions of the response letter that must truly remain confidential. In addition, submit an electronic version of the response letter as CORRESP and include all the non-confidential information in that letter, redact the information subject to the revised Rule 83 request, and mark the response letter using brackets or other clear markings to indicate the location of the omitted material.

Response to Comment 1.

The Company has resubmitted our paper response, limiting the Rule 83 request to only those portions of the response that must remain confidential. In addition, we have submitted an electronic version of the letter as CORRESP to include all the non-confidential information in the response and marking the response letter to indicate where information has been omitted.

2.	We note your discussion regarding the company’s conclusions as to the probability of loss for the VAT matters in your response to prior comment 8. Please reconcile such conclusions to your disclosures on page 57 where you state that the outcome could be material to your operating results for any particular period, depending upon the level of income for such period.

Response to Comment 2.

The VAT matter contains multiple basis for claims for taxes due during the periods at issue. As stated in the disclosure, the Company has determined, based upon the legal opinion of outside counsel, that the risk of loss for a significant portion of the claims is remote and has therefore not accrued any amount on that remote portion of the claim. The ultimate outcome of litigation cannot be predicted with absolute certainty and if the courts were to reach a ruling that is adverse to the Company on the entire claim, a significant portion of the claim would be in excess of the amounts accrued. The disclosure was intended to communicate that if such adverse outcome were to occur resulting in an assessment of the entire claim, the amount could be material to the Company’s operating results for any particular period depending upon the level of income for such period. Although the amount may be material to the Company’s consolidated income statement for any given period, it would not be material to the Company’s consolidated retained earnings or liquidity.

3.	We note from your disclosures on page 57 that the company estimated the total exposure where the CIDE tax, including interest, may be considered due to be $32 million at January 31, 2012 ($28.4 million as of July 31, 2012). You further state that you believe the chances of success on appeal for this matter are “favorable.” However, it remains unclear whether you believe there is a least a reasonable possibility that the company will ultimately have to pay the total estimated amounts disclosed or some other amount, or whether you believe no amounts will be paid. Please revise to clearly state if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for this matter and either disclose an estimate of the additional loss or range of loss or state that such an estimate cannot be made. We refer you to ASC 450-20-50. Please provide the revised disclosures that you intend to include in your next Form 10-Q.

Response to Comment 3.

The Company proposes to include the following disclosure in our next periodic Form 10-Q filing:

In December 2010, in a non-unanimous decision, a Brazilian appellate court overturned a 2003 trial court which had previously ruled in favor of the Company’s Brazilian subsidiary related to the imposition of certain taxes on payments abroad related to the licensing of commercial software products, commonly referred to as “CIDE tax”. The Company estimates the total exposure where the CIDE tax, including interest, may be considered due, to be approximately $         million as of October 31, 2012. The Brazilian subsidiary has moved for clarification of the ruling and intends to appeal if the court does not rule in its favor. However, in order to pursue the next level of appeal, the Brazilian subsidiary may be required to make a deposit or to provide a guarantee to the courts for the payment of the CIDE tax pending the outcome of the appeal. Based on the legal opinion of outside counsel, the Company believes that the chances of success on appeal of this matter are favorable and the Brazilian subsidiary intends to vigorously defend its position that the CIDE tax is not due. However, due to the lack of the predictability of the Brazilian court system, the Company has concluded that it is reasonably possible it may incur a loss up to the total exposure described above. The Company believes the resolution of this litigation will not be material to the Company’s consolidated financial position or liquidity; however, it could be material to the Company’s operating results for any particular period, depending upon the level of income for such period.

4.	We further note your response to prior comment 8 as it relates to the other matters in your Brazilian subsidiary. Please revise your disclosures to include a discussion regarding any un-asserted claims or assessments where you have concluded that there is at least a reasonably possibility that a loss may have been incurred and either disclose an estimate of the loss or range of loss or state that such an estimate cannot be made. Please refer to ASC 450-20-50. Please provide the revised disclosures that you intend to include in your next Form 10-Q.

Response to Comment 4.

The Company proposes to include the following disclosure in our next periodic Form 10-Q filing:

In addition to the discussion regarding the CIDE tax above, the Company’s Brazilian subsidiary has been undergoing several examinations of non-income related taxes. Given the complexity and lack of predictability of the Brazilian tax system, the Company believes that it is reasonably possible that a loss may have been incurred. However, due to the early stages of the examination, the complex nature of the Brazilian tax system and the absence of communication from the local tax authorities regarding these examinations, the Company is currently unable to determine the likelihood of these examinations resulting in assessments nor estimate the amount of loss, if any, that may be reasonably possible if such assessment were to be made.

Tech Data acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings with the SEC;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions with respect to this matter, please do not hesitate to contact me at (727) 538-7825 or Joseph B. Trepani, Senior Vice President and Corporate Controller, at (727) 538-7060.

Sincerely,

/s/ Jeffery P. Howells

Jeffery P. Howells
Executive Vice President and Chief Financial Officer

4